Mail Stop 3561

April 25, 2008

Jeffrey Ciachurski
Chief Executive Officer
Western Wind Energy Corp.
632 Foster Avenue
Coquitlam, British Columbia CANADA V3J 2L7

      RE: **Western Wind Energy Corp.**
              Form 20-F for the Year Ended January 31, 2007 filed November 26, 2007
              File No. 0-50488

Dear Mr. Ciachurski:

We issued comments to you on the above referenced Form 20-F on January 31, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 9, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 9, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3849 if you have questions regarding this letter.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant